Filed by Nuveen AMT-Free Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Performance Plus Municipal Fund, Inc.

Commission File No. 811-05809

Nuveen Municipal Market Opportunity Fund, Inc.

Commission File No. 811-06040

Nuveen Premium Income Municipal Fund 2, Inc.

Commission File No. 811-06621

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Fund Board Approves Closed-End Fund Investment Policy Changes and Recommends Fund Mergers

Plans Seek to Enhance Income Potential and Provide Greater Liquidity

CHICAGO, February 5, 2016 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that the Board of Trustees of nine Nuveen closed-end funds has approved a change to the funds’ investment policies. As result, each fund identified in the table below will reposition its portfolio to achieve and consistently maintain a higher allocation to municipal securities rated BBB and below to enhance the funds’ competitiveness and investor appeal and thereby improve the market price at which the common shares trade relative to net asset value. Effective immediately, each fund may, under its revised investment policy, invest up to 35 percent of its portfolio in municipal securities rated BBB and below. However, the funds each have agreements related to outstanding preferred shares. These agreements currently have covenants aligned with the funds’ prior investment policy. Consequently, the funds will not be able to immediately take full advantage of the enhanced flexibility of the new investment policy. Those agreements may be amended in the future.

Additionally, the funds’ Board of Trustees approved plans to merge the funds in order to enhance the funds’ trading appeal and lower operating expenses by creating single, larger funds with distinct mandates.

The proposed fund mergers are as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Premier Municipal Income Fund, Inc.	NPF	Nuveen Dividend Advantage Municipal Fund, to be renamed Nuveen Enhanced Quality Municipal Fund	NAD
Nuveen Premium Income Municipal Fund, Inc.	NPI
Nuveen Select Quality Municipal Fund, Inc.	NQS
Nuveen Investment Quality Municipal Fund, Inc.	NQM

Nuveen Municipal Market Opportunity Fund, Inc.	NMO	Nuveen Dividend Advantage Municipal Income Fund, to be renamed Nuveen Enhanced AMT- Free Municipal Quality Fund	NEA
Nuveen Premium Income Municipal Fund 2, Inc.	NPM
Nuveen Performance Plus Municipal Fund, Inc.	NPP

A Q&A posted on Nuveen’s web site provides a summary of the investment policy changes and proposed mergers. Detailed information on the proposals will be contained in the proxy materials expected to be filed in the near future.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $225 billion as of December 31, 2015. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o market developments;

o legal and regulatory developments; and

o other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

This information does not constitute an offer for sale of any securities. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully when it is filed with the SEC in a few weeks, to find all important information regarding the proposals. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

13775-INV-O-02/17